FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.
(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F x Form 40-F o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by RegulationS-T
Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes o No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic Software Signs a New Deal with Aviapartner

PRESS RELEASE

Magic Software Signs a New Deal with Aviapartner

Magic Software’s Subsidiary, HERMES Logistics Technologies, Wins a Deal to Deliver Its State-of-the-Art Cargo Management System to Aviapartner

OR YEHUDA, ISRAEL; December 14, 2010 - Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of cloud and on-premise enabled application platform and business integration solutions, announced today that its wholly owned subsidiary, HERMES Logistics Technologies, a leading provider of air cargo management solutions, has signed a deal to deliver its state-of-the-art HERMES cargo management system to Aviapartner.

Amit Ben-Zvi, CEO of HERMES Logistics Technologies, says, “We are very pleased with this new deal, which expands our customer base to include Aviapartner, a leading company in the air cargo field. This win is testimony to the increased efficiency and quality that our product provides to the highly competitive cargo handling market.”

The HERMES cargo management system, powered by Magic Software's award-winning application platform, will increase Aviapartner's productivity and efficiency. Aviapartner recognizes its need to invest in a future-proof cargo handling solution, solidifying its customers’ expectations, blending both reliability and a high level of service.

Aviapartner was awarded the IATA Safety Audit for Ground Operations (ISAGO) certification following the successful completion of a comprehensive audit of its Brussels Head office and 8 stations in its European handling network.

Aviapartner’s network covers 35 airports across Belgium, France, Germany, Italy and the Netherlands. Aviapartner’s decision to install the HERMES system, the latest technology in ground handling, endorses its strategy and enhances its ability to provide process-driven quality.

With an initial roll-out at the Amsterdam and Frankfurt stations, HERMES will provide Aviapartner with a wave of refreshed processes, embracing the need to supply customers with a consistent level of service and quality.

About HERMES Logistics Technologies

Managing air cargo businesses for Airlines, Ground Handlers and Airports in more than 60 cargo terminals across five continents, HERMES Logistics Technologies develops and markets the HERMES real-time air cargo handling system, which supports terminals with cargo volumes varying from 20,000 to over 1,000,000 metric tons per year.

The HERMES system delivers a complete and integrated solution encompassing all physical handling, documentation and messaging requirements: Real-Time Warehousing, Service Level Profiling/Monitoring, End-User Guidance, Tariff Profiling, Analysis, Audits and Reports.

About Magic Software
Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of cloud and on-premise application platform solutions – including full client, rich internet applications (RIA), mobile and Software-as-a-Service (SaaS) modes – and business and process integration solutions. Magic Software has 13 offices worldwide and a presence in over 50 countries with a global network of ISVs, system integrators, value-added distributors and resellers, as well as consulting and OEM partners. The company’s award-winning, code-free solutions give partners and customers the power to leverage existing IT resources, enhance business agility and focus on core business priorities. Magic Software’s technological approach, product roadmap and corporate strategy are recognized by leading industry analysts. Magic Software has partnerships with global IT leaders including SAP AG, salesforce.com, IBM and Oracle. For more information about Magic Software and its products and services, visit www.magicsoftware.com, and for more about Magic Softwarwe industry-related news, business issues and trends, read the Magic Software Blog.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Magic is the trademark of Magic Software Enterprises Ltd. All other trademarks are the trademarks of their respective owners

HERMES Logistics Technologies press contacts:

Tel: +44 (0) 1344 667006

marketing@hermes-cargo.com

Magic Software press contacts:

USA Cathy Caldeira Metis Communications Tel: +1-617-236-0500 Email: magicsoftware@metiscomm.com	International Tania Amar Magic Software Tel: +972 (0)3 538 9300 Email: tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2010	Magic Software Enterprises Ltd By: /s/ Amit Birk —————————————— Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1 Magic Software Signs a New Deal with Aviapartner

Exhibit 10.1